# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nexxen International Ltd., CIK 0001849396
CUSIP: M8T80P204
Title of class of securities: Ordinary Shares, par value NIS 0.02 per share
Address of issuer's principal executive offices: 82 Yigal Alon Street, Tel Aviv, Israel (L3), 6789124
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001564708-22-000057
Filed by CIK 0001564708

## Reporting persons
- News Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 2,026,999; shared voting power 0; sole dispositive power 2,026,999; shared dispositive power 0; aggregate amount beneficially owned 2,026,999 (3.6% of the class)
  Comment: (1) News Corp UK & Ireland Limited, a wholly-owned subsidiary of News Corporation, is the record holder of the ordinary shares. News Corporation has sole voting and investment power with respect to the issuer's securities held by such subsidiary. (2) Percent of class is based on 56,950,169 issued and outstanding ordinary shares as of August 24, 2026, as disclosed by the issuer in its Form 6-K filed on September 30, 2026.

## Item 1. Issuer
Name of issuer: Nexxen International Ltd.
Address of issuer's principal executive offices: 82 Yigal Alon Street, Tel Aviv, Israel, 6789124

## Item 2. Person Filing
Name of person filing: News Corporation
Address of principal business office or, if none, residence: 1211 Avenue of the Americas, New York, New York 10036
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,026,999
Percent of class: 3.6
Sole power to vote or to direct the vote: 2,026,999
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,026,999
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- News Corporation: /s/ Michael L. Bunder, Michael L. Bunder / Senior Vice President, Deputy General Counsel and Corporate Secretary (11/12/2026)